ACHIEVE LIFE SCIENCES, INC.
22722 29th Drive SE, Suite 100
Bothell, WA 98021

May 19, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Alan Campbell
Re:	Achieve Life Sciences, Inc. Registration Statement on Form S-3 (File No. 333-295798)

Requested Date: May 21, 2026

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Achieve Life Sciences, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Amanda L. Rose and Chelsea Anderson, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Rose at (206) 389-4553 or, in her absence, to Ms. Anderson at (206) 389-4516.

* * *

Sincerely,

ACHIEVE LIFE SCIENCES, INC.

By: /s/ Andrew D. Goldberg
Andrew D. Goldberg
Chief Executive Officer

cc: Amanda L. Rose, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]